Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Three Months Ended March 31, 2010
Income from Continuing Operations Before Taxes	$185.9
Add:
One-third of rents	2.3
Interest on long-term and short-term debt	23.4
Interest capitalized, net of amortization	0.3

Earnings from Continuing Operations	$211.9

Fixed charges:
One-third of rents	$2.3
Interest on long-term and short-term debt	23.4
Interest capitalized	1.7

Fixed Charges from Continuing Operations	$27.4

Ratio of Earnings to Fixed Charges from Continuing Operations	7.7

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.